SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31833; 812-14550]

General Electric Company and GE Capital International Funding Company; Notice of

Application

September 21, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from all provisions of the Act.

Summary of Application: Applicants request an order that would permit GE Capital

International Funding Company ("FinCo") to issue and sell commercial paper, preferred stock

and other debt securities to finance the operations of subsidiaries of General Electric Company

("GE"). Applicants state that FinCo would qualify for the exemption provided by rule 3a-5

under the Act but for the fact that FinCo may finance GE subsidiaries that are not "companies

controlled by" GE within the meaning of rule 3a-5 due to their reliance on sections 3(c)(5) or

3(c)(6) of the Act (collectively, the "Controlled Companies").

Applicants: GE and FinCo.

Filing Date: The application was filed on September 21, 2015.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on October 16, 2015, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, 299 Park Avenue, New York, NY 10171.

For Further Information Contact: Steven I. Amchan, Senior Counsel, at (202) 551-6826, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   GE, a New York corporation, is one of the largest and most diversified infrastructure and financial services corporations in the world. Its products and services range from aircraft engines, power generation, oil and gas production equipment and household appliances to medical imaging, business and consumer financing and industrial products. Applicants state that GE is not an investment company as defined in section 3(a) of the Act.[1]

2.   General Electric Capital Corporation ("GE Capital") is a Delaware corporation and a wholly-owned subsidiary of GE. GE Capital is a diversified financial services company that, directly or through its subsidiaries, engages in various forms of financing activity, including

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[1]   For purposes of the requested order, GE will only be eligible to serve as the "parent company" of FinCo as contemplated by rule 3a-5 for so long as GE satisfies the definition of a "parent company" set forth in rule 3a-5(b)(2).

financing real estate, financing equipment and factoring. Applicants state that GE Capital is not an investment company pursuant to section 3(c)(6) of the Act. As described below, applicants expect GE Capital to be restructured and subsequently merged out of existence as part of a reorganization of GE's financial services businesses, with certain GE Capital businesses being transferred to other wholly-owned subsidiaries of GE as part of the restructuring.

3.   On April 10, 2015, GE announced a plan to reduce the size of its financial services businesses through the sale of most of the assets of GE Capital over the next 24 months and to focus on continued investment and growth in GE's industrial businesses. In connection with this plan, GE Capital has formed FinCo, an Irish unlimited company and a wholly-owned subsidiary of GE Capital and of GE. FinCo's primary purpose is to finance the operations of GE's foreign subsidiaries and, initially, will do so by issuing new notes ("New Notes") in exchange for old notes ("Old Notes") previously issued by GE Capital (the "Exchange Offer"). Following the Exchange Offer, GE Capital's businesses will be reorganized into separate U.S. and non-U.S. holding companies, with GE Capital International Holdings Limited ("European Holdco")[2] owning all of the foreign businesses currently owned by GE Capital, including FinCo, and a domestic holding company owning all of the domestic businesses (as described in greater detail in the application, the "Reorganization"). Applicants state that any successor to GE Capital businesses will only be treated as a "Controlled Company" if it satisfies the requirements of section 3(c)(5) or 3(c)(6) of the Act.

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[2]   European Holdco, a UK limited company, is a wholly-owned subsidiary of GE. As the successor to GE Capital's foreign businesses through the Reorganization, European Holdco will engage in financing activities, including financing real estate, financing equipment, and factoring. GE anticipates that the mix of businesses to be transferred to European Holdco from GE Capital will allow European Holdco to similarly rely on section 3(c)(6) upon completion of the Reorganization. European Holdco will only be treated as a "Controlled Company" if it satisfies the requirements of section 3(c)(5) or 3(c)(6) of the Act.

4.   The New Notes that FinCo will issue in the Exchange Offer will include multiple

classes with various maturity dates, interest rates and other terms. The New Notes will be

offered for exchange only (i) to holders of Old Notes that are "qualified institutional buyers" as

defined in rule 144A under the Securities Act of 1933 (the "Securities Act") in a private

transaction in reliance upon the exemption from the registration requirements of the Securities

Act provided by section 4(a)(2) thereof and (ii) outside the United States, to non-U.S. holders of

Old Notes in accordance with regulation S under the Securities Act. The New Notes will be

guaranteed by GE and GE Capital, with European Holdco ultimately assuming GE Capital's

guarantee obligation in connection with the Reorganization. In the future, FinCo may issue any

manner of debt (including commercial paper exempt under section 3(a)(3) of the Securities Act)

and preferred stock, in both public and private offerings in the United States or abroad, so long

as such issuance is consistent with rule 3a-5 (together with the New Notes, "Securities"). Other

than as noted in the application, FinCo will comply with the applicable requirements in rule

3a-5(a)(1) through (4) and with rule 3a-5(b)(1)(i) under the Act.

5.   FinCo will utilize the proceeds from the issuance and sale of Securities to finance

the operations of Controlled Companies and other "companies controlled by" GE within the

meaning of rule 3a-5 under the Act.[3] The Controlled Companies will use the proceeds of the

financing from FinCo to engage in different financing activities, including, among others, (i)

equipment financing, (ii) inventory financing and (iii) factoring. Applicants state that each of the

Controlled Companies would be "a company controlled by the parent" as defined in rule 3a-5 but

for the fact that the Controlled Companies rely, or upon their formation will rely, on section

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[3]   FinCo may invest in or loan to Controlled Companies other than GE Capital and European
Holdco. These other Controlled Companies will be wholly-owned subsidiaries of GE before and
after the Reorganization, and wholly-owned subsidiaries of GE Capital before the Reorganization
and of European Holdco thereafter.

3(c)(5) or 3(c)(6) of the Act for exclusion from regulation as an investment company under the Act.

6.　　　Applicants state that in compliance with rule 3a-5(a)(5), FinCo will invest in or loan to Controlled Companies and other "companies controlled by" GE within the meaning of rule 3a-5 at least 85% of any cash or cash equivalents raised from the sale of Securities as soon as practicable, but in no event later than six months after the receipt of such cash or cash equivalents. In accordance with rule 3a-5(a)(6) under the Act, all investments by FinCo, including temporary investments, will be made in Government securities (as defined in the Act), securities of GE, Controlled Companies or other "companies controlled by" GE within the meaning of rule 3a-5, or debt securities that are exempted from the provisions of the Securities Act by section 3(a)(3) of the Securities Act.

Applicants' Legal Analysis:

1.　　　Applicants request an order under section 6(c) of the Act exempting FinCo from all provisions of the Act. Rule 3a-5 under the Act provides an exemption from the Act for certain companies organized primarily to finance the business operations of their parent companies or companies controlled by their parent companies.

2.　　　Rule 3a-5(b)(3)(i) under the Act, in relevant part, defines a "company controlled by the parent company" to mean any corporation, partnership, or joint venture that is not considered an investment company under section 3(a) of the Act, or that is excepted or exempted by order from the definition of investment company by section 3(b) or by the rules and regulations under section 3(a) of the Act. Applicants state that the Controlled Companies do not fit within the definition of "company controlled by the parent company" because they derive their non-investment company status from sections 3(c)(5) or 3(c)(6) of the Act. Accordingly, applicants request exemptive relief to permit FinCo to issue and sell Securities to finance the operations of the Controlled Companies. Applicants state that neither FinCo, GE, nor any of the Controlled Companies engage primarily in investment company activities.

3.   Section 6(c) of the Act, in pertinent part, provides that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants submit that its exemptive request meets the standards set out in section 6(c) of the Act.

Applicants' Condition:

Applicants agree that the order granting the requested relief will be subject to the following condition:

FinCo will comply with all of the provisions of rule 3a-5 under the Act, except FinCo will be permitted to (i) make loans to or make or hold investments in Controlled Companies that do not meet the portion of the definition of "company controlled by a parent company" in rule 3a-5(b)(3)(i) under the Act solely because they are excluded from the definition of investment company under sections 3(c)(5) or 3(c)(6) of the Act; (ii) have its securities owned by such Controlled Companies; and (iii) treat European Holdco as a "company controlled by the parent company" for purposes of rule 3a-5, if European Holdco is exempt from registration under the Act pursuant to an order issued by the Commission under section 6(c) of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary